Filing by WM Trust I, WM Trust II and WM
					Strategic Asset Management Portfolios, LLC
					pursuant to Rule 425 of the Securities Act of
					1933, and deemed filed under Rule 14a-12(b) under
					the Securities Exchange Act of 1934.

					Subject Company: Principal Investors Fund, Inc.
					File Number: 811-07572

		======================================================

								WM GROUP OF FUNDS
								1201 Third Avenue, 22nd Floor
								Seattle, Washington 98101
								www.wmgroupoffunds.com

August 18, 2006

Dear Shareholder:

I am pleased to report that the Board of Trustees of the WM Group of Funds has approved a series of fund reorganizations proposed in conjunction with the acquisition of WM Advisors by the Principal Financial Group. It is anticipated that the proposed actions would take place shortly after the close of the acquisition, which is expected to occur late this year. Enclosed is a copy of a supplement to the March 1, 2006 prospectus (May 1, 2006 for the Variable Trust Funds) dated August 17, 2006, relating to the proposed fund reorganizations.

To summarize, of the 22 existing retail WM Funds, 13 will continue with their current portfolio management teams, two are expected to retain their current portfolio managers while also having a Principal Fund merged into them, and seven will be merged into existing Principal Funds.*

I would like to emphasize three important points about the reorganizations:

	-First, each surviving fund will have an expense ratio equal to or lower than that of the current WM Fund. In certain instances, this will be achieved through an expense cap agreed to by The Principal.

	-Second, with respect to current WM Funds merging into existing Principal
	 Funds, in each instance the surviving fund has had better historical performance than the merged fund for the 1-, 3-, and 5-year periods ended June 30, 2006, as applicable.

	-Finally, the next important step in this process will be to seek shareholder approval. Proxy statements will be distributed in October to all fund shareholders. Because all funds will require an affirmative shareholder vote, your support in this process is appreciated.

Perhaps most importantly, I want to affirm how excited we are at the prospect of becoming part of The Principal. In addition to continuing to manage and distribute the Strategic Asset Management (SAM) Portfolios and many of our individual funds, we expect to soon be able to bring you an expanded choice of funds, including one of the industry's leading selections of target-date asset allocation funds, and state-of-the-art retirement solutions.

We hope you're beginning to see why we believe WM Advisors will be an ideal strategic fit for The Principal, combining two strong, high-growth mutual fund businesses-resulting in continuity for you and even greater investment opportunities for the future. As always, thank you for your support of the WM Group of Funds over the years.

Sincerely yours,

 /s/ Wiliam G. Papesh
William G. Papesh
President

This material is not authorized for distribution unless preceded or accompanied by a current prospectus that includes more information regarding the risk factors, expenses, policies, and objectives of the investment. Contact your Investment Representative or call 800-222-5852 to obtain another copy of the prospectus. A mutual fund's share price and investment return will vary with market conditions, and the principal value of an investment when you sell your shares may be more or less than the original cost.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any Acquiring Fund, nor is it a solicitation of any proxy. For more information regarding the Acquiring Funds, or to receive a free copy of a prospectus/proxy statement relating to the proposed reorganizations (and containing important information about fees, expenses and risk considerations) once a registration statement relating to the proposed reorganizations has been filed with the Securities and Exchange Commission and becomes effective, please call 1-800-247-4123 or visit the Acquiring Funds' website at www.principal.com/funds/mfprosp.htm. The prospectus/proxy statement will also be available for free on the Securities and Exchange Commission's website (http://www.sec.gov). Please read the prospectus/ information statement carefully before making any investment decisions.

The WM Group of mutual funds is advised by WM Advisors, Inc., distributed by WM Funds Distributor, Inc., and sold through WM Financial Services, Inc. (all affiliates of Washington Mutual, Inc.) and independent broker/dealers.

__________________________

*Of the 18 existing WM Variable Trust Funds, 10 will continue with their current portfolio management teams, two are expected to retain their current portfolio managers while also having a Principal Fund merged into them, and six will be merged into existing Principal Funds.



================================================================================

Supplement Dated August 17, 2006 to the Prospectus dated March 1, 2006

			THE WM GROUP OF FUNDS

On July 25, 2006, the Principal Financial Group, Inc. ("PFG") and its subsidiary, Principal Management Corporation ("PMC") entered into an agreement with Washington Mutual, Inc. to acquire all of the outstanding stock of its subsidiaries, WM Advisors, Inc. ("WMA"), the investment advisor to the WM Group of Funds, WM Funds Distributor, Inc. ("WMFD") and WM Shareholder Services, Inc. ("WMSS") (the "Transaction"). On August 11, 2006, the Board of Trustees of WM Trust I, WM Trust II and WM Strategic Asset Management Portfolios, LLC ("WM SAM Portfolios") approved proposed reorganizations (the "Reorganizations") pursuant to which each of the following Funds (each, an "Acquired Fund") will combine with and into the following corresponding separate series (each, an "Acquiring Fund") of Principal Investors Fund, Inc. ("PIF"), subject to various conditions including the approval of shareholders of each Acquired Fund and approval by the directors of PIF:


WM Acquired Funds                      Corresponding PIF Acquiring Funds

WM Trust I:
Equity Income Fund                     Equity Income Fund I 1
Growth & Income Fund                   Disciplined LargeCap Blend Fund 2
High Yield Fund                        High Yield Fund II 1
Income Fund                            Income Fund 1
Mid Cap Stock Fund                     Mid Cap Stock Fund 1
Money Market Fund                      Money Market Fund 2
REIT Fund                              Real Estate Securities Fund 2
Small Cap Value Fund                   SmallCap Value Fund 2
Tax-Exempt Bond Fund                   Tax-Exempt Bond Fund I 1
U.S. Government Securities Fund        Mortgage Securities Fund 1
West Coast Equity Fund                 West Coast Equity Fund 1

WM Trust II:
California Insured Intermediate-       California Insured Intermediate-
  Municipal Fund                          Municipal Fund 1
California Municipal Fund              California Municipal Fund 1
Growth Fund                            LargeCap Growth Fund 2
International Growth Fund              Diversified International Fund 2
Short Term Income Fund                 Short-Term Income Fund 1
Small Cap Growth Fund                  SmallCap Growth Fund 2

WM SAM Portfolios:
Balanced Portfolio                     SAM Balanced Fund 1
Conservative Balanced Portfolio        SAM Conservative Balanced Fund 1
Conservative Growth Portfolio          SAM Conservative Growth Fund 1
Flexible Income Portfolio              SAM Flexible Income Fund 1
Strategic Growth Portfolio             SAM Strategic Growth Fund 1

It is currently expected that the Transaction will close in the fourth quarter of this calendar year, and that the Reorganizations will occur shortly thereafter.

Under the Reorganizations (i) all the assets and the stated liabilities of each Acquired Fund will be transferred to its corresponding Acquiring Fund in exchange for Class A, Class B, Class C and Institutional Class
("Class I") shares of the Acquiring Fund; (ii) holders of Class A, Class B, Class C and Class I shares of the Acquired Fund will receive, respectively, that number of Class A, Class B, Class C and Class I shares of the corresponding Acquiring Fund equal in value at the time of the exchange to the value of the holder's Acquired Fund shares at such time; and (iii) the Acquired Fund will be liquidated and dissolved.

Federal Income Tax Consequences

As a condition to the consummation of the Reorganization, the WM Funds and PIF will have received, in form and substance satisfactory to each, an opinion from Dykema Gossett PLLC substantially to the effect that, based upon the facts and assumptions stated therein and with respect to each Acquired
Fund and its corresponding Acquiring Fund, for federal income tax purposes:
(1) the Reorganization will constitute a reorganization within the meaning of
Section 368(a) of the Code; (2) no gain or loss will be recognized by the Acquired Fund or the Acquiring Fund upon the transfer of the assets and liabilities, if any, of the Acquired Fund to the Acquiring Fund solely in exchange for shares of the Acquiring Fund; (3) no gain or loss will be recognized by shareholders of the Acquired Fund upon the exchange of such Acquired Fund's shares solely for shares of the Acquiring Fund; (4) the holding period and tax basis of the shares of the Acquiring Fund received by each holder of shares of the Acquired Fund pursuant to the Reorganization will be the same as the holding period and tax basis of the shares of the Acquired Fund held by the shareholder (provided the shares of the Acquired Fund were held as a capital asset on the date of the Reorganization) immediately prior to the Reorganization; and (5) the holding period and tax basis of the assets of the Acquired Fund acquired by the Acquiring Fund will be the same as the holding period and tax basis of those assets to the Acquired Fund immediately prior to the Reorganization.

Distribution of Income and Gains. Prior to the Reorganization, each Acquired Fund whose taxable year will end as a result of the Reorganization generally is required to declare to its shareholders of record one or more distributions of all of its previously undistributed net investment income and net realized capital gain, including capital gains on any securities disposed of in connection with the Reorganization. Such distributions will be made to such shareholders before the Reorganization. An Acquired Fund shareholder will be required to include any such distributions in such shareholder's taxable income. This may result in the recognition of income that could have been deferred or might never have been realized had the Reorganization not occurred.

Moreover, if an Acquiring Fund has realized net investment income or net capital gains but has not distributed such income or gains prior to the Reorganization, and you acquire shares of such Acquiring Fund in the Reorganization, a portion of your subsequent distributions from the Acquiring Fund will, in effect, be a taxable return of part of your investment. Similarly, if you acquire Acquiring Fund shares in the Reorganization when it holds appreciated securities, you will receive a taxable return of part of your investment if and when the Acquiring Fund sells the appreciated securities and distributes the realized gain. The Acquiring Funds have built up, or have the potential to build up, high levels of unrealized appreciation.

The foregoing is only a summary of the principal federal income tax consequences of the Reorganization and should not be considered to be tax advice. There can be no assurance that the Internal Revenue Service will concur on all or any of the issues discussed above. Further, this description of the federal income tax consequences of the Reorganizations is made without regard to the particular facts and circumstances of any shareholder. Shareholders are urged to consult their own tax advisors as to the specific consequences to them of the Reorganizations, including the applicability and effect of state, local, non-U.S. and other tax laws.

Other Information

The closing of each Reorganization is not conditioned upon the closing of the others. However, one of the conditions to the closing of the Transaction is that shareholders of each of the following Acquired Funds (as well as certain other funds advised by WMA) approve the Reorganization:
Conservative Balanced Portfolio, Flexible Income Portfolio, Balanced Portfolio, Conservative Growth Portfolio, Strategic Growth Portfolio, U.S. Government Securities Fund, Growth & Income Fund, Income Fund, Mid Cap Stock Fund, High Yield Fund, West Coast Equity Fund, International Growth Fund, Growth Fund, Short Term Income Fund and Equity Income Fund. If shareholders of any of these funds do not approve the Reorganization, PFG, in its discretion, may elect not to consummate the Transaction, in which case the Reorganization will not take place as to any Acquired Funds.

Class R-1 and Class R-2 Shares to be Re-designated as Class A shares

Effective on or about September 1, 2006, it is expected that (i) the Rule 12b-1 plans applicable to Class R-1 and Class R-2 shares of each Fund will be amended to reduce the amounts payable for distribution thereunder to the annual rate of 0.25% of the net assets attributable to such shares, (ii) the plan recordkeeping/administrative services agreement applicable to such shares will be replaced with a transfer agency agreement identical to the transfer agency agreement applicable to Class A shares, (iii) the number of Class R-1 and Class R-2 shares will be increased or decreased proportionately so that the net asset value of each Class R-1 and Class R-2 share will be equal to the net asset value of each Class A share of the Fund, and (iv) since the economic attributes of Class R-1 and Class R-2 shares will thereafter be identical to those of Class A shares of such Fund, they will be automatically re-designated as Class A shares of the Fund. Class R-1 and Class R-2 shares will not be sold after September 1, 2006.

From and after September 1, 2006, WMFD and WMSS plan to continue to make payments to dealers and other intermediaries, including plan recordkeepers or administrators, out of their own resources, at annual rates of up to 0.80% and 0.50% of the average daily assets of Class A shares held through such intermediaries that were formerly Class R-1 and Class R-2 shares, respectively.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any Acquiring Fund, nor is it a solicitation of any proxy. For more information regarding the Acquiring Funds, or to receive a free copy of a prospectus/proxy statement relating to the proposed reorganizations (and containing important information about fees, expenses and risk considerations) once a registration statement relating to the proposed reorganizations has been filed with the Securities and Exchange Commission and becomes effective, please call 1-800-247-4123 or visit the Acquiring Funds' website at www.principal.com/funds/mfprosp.htm The prospectus/proxy statement will also be available for free on the Securities and Exchange Commission's website (http://www.sec.gov). Please read the prospectus/information statement carefully before making any investment decisions.

____________________________

  1 These Acquiring Funds are newly-organized funds that will commence operations in connection with the Reorganization. It is expected that the WMA portfolio management team managing each corresponding Acquired Fund will continue to manage the Acquiring Fund as sub-advisor, and that the Acquired Fund will be the survivor for accounting and performance reporting purposes.

  2 These Acquiring Funds are existing PIF Funds into which the relevant WM Fund will be merged; the portfolio management teams for those funds will be different from those of the corresponding Acquired Funds.